Filed by Above Food Ingredients Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Bite Acquisition Corp.

(SEC File No. 001-40055)

Media Contact
Above Food Corp.
media@abovefood.com

Above Food and Bite Acquisition Corp. Announce Completion of Business
Combination

Above Food common shares and warrants expected to begin trading on Nasdaq on July 1, 2024 under ticker symbols “ABVE” and “ABVE.W”, respectively

Above Food is a scaled food company leveraging its vertically integrated supply chain to deliver differentiated ingredients to ~260 customers globally and consumer products to ~35,000 retail points of distribution

Calgary, Alberta and New York, NY June 28, 2024 –– Above Food Corp. (“Above Food” or the “Company”), an innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products, and Bite Acquisition Corp. (NYSE AMERICAN: BITE) (“Bite”), a special purpose acquisition company, today announced the completion of their previously announced business combination (the “Business Combination”). The Business Combination was approved at a special meeting of Above Food shareholders on June 7, 2024 and a special meeting of Bite’s stockholders on April 29, 2024, and it closed on June 28, 2024.

The common shares and warrants of the combined company, Above Food Ingredients Inc. (“New Above Food”), are expected to begin trading on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “ABVE” and “ABVE.W”, respectively, on July 1, 2024.

“The completion of our business combination marks a major step forward in our vision to drive transformative change across the entire food value chain,” stated Lionel Kambeitz, Founder, Chief Executive Officer, and Executive Chairman of Above Food Ingredients Inc., “Our unique seed-to-fork platform brings together regenerative agriculture, value-added ingredients manufacturing, and consumer products into one differentiated solution to tackle the host of growing challenges that are pressuring food security globally.”

Mr. Kambeitz continued, “By completing this transaction, Above Food has strengthened its position in the industry with the buildout of our integrated facilities and infrastructure. With ample capacity across our existing assets to more than double our revenue, we are ready to capitalize on the tremendous market opportunity that is being supported by powerful secular trends around plant-based foods, supply chain traceability, and sustainable practices. We are excited to enter this next phase of growth as a publicly traded company, and believe we are well-positioned to leverage our vertically integrated model to drive attractive margins and generate shareholder value.”

Alberto Ardura, former Chairman and Chief Executive Officer of Bite, added, “We are pleased to have played a role in bringing this industry-leading, differentiated food company to the public markets where it can continue to execute its compelling growth strategy and create significant value for all of its stakeholders. We look forward to continuing to work alongside the Above Food team to help them achieve their growth objectives and deliver the substantial margin expansion we believe is inherent in this business to drive sustainable free cash flow.”

Company Highlights

●	Above Food leverages its vertically integrated sourcing, traceability systems and regenerative supply chain to enable a “Seed-to-Fork” platform that supports a synergistic portfolio of ingredients and consumer products.

●	Ownership and control of its supply chain entry points allow for superior economics supported by advantageous margins and sustainable long-term growth drivers.

●	US$200+ billion total addressable market opportunity across key plant-based substitute categories and other adjacencies, fueled by favorable macroeconomic tailwinds, including rising food insecurity and increasing supply chain risks.

●	Scaled and profitable operator servicing a diverse base of more than 260 customers and a footprint of over 35,000 retail points of distribution.

●	Owned production and efficient processing facilities, capable of producing US$650 million of revenues (more than twice the revenue produced in fiscal year ended on January 2023), coupled with direct distribution channels enable higher margins and improved efficiencies.

●	Verification of quality and integrity through extensive food safety and food supply certifications, including BRC AA, HACCP, Regenerative Organic Certified (ROC), Gluten Free Certification Organization (GFCO), USDA Organic, Certified Kosher (COR), Tested Glyphosate Clean, and Non-GMO Verified.

●	Ownership and control of proprietary seed genetics, and ongoing trait improvements through agronomy, production protocols and natural genetic selection.

●	Established industry leadership team with extensive experience across the food production ecosystem and a strong commitment to Environmental, Social, and Governance (ESG) practices and standards.

Management and Governance

New Above Food will continue to be led by Chief Executive Officer Lionel Kambeitz alongside the rest of the current Above Food management team. New Above Food’s Board of Directors is comprised of seven directors: Lionel Kambeitz, Jason Zhao, Felipe Gómez, Garth Fredrickson, Alberto Ardura González, Chief Reginald Bellerose, and Agustin Tristan Aldave.

Advisors

EarlyBirdCapital, Inc. is acting as financial advisor and capital markets advisor to Bite. Centurion One Capital is acting as financial advisor and capital markets advisor to Above Food. Latham & Watkins LLP and Gowling WLG (Canada) LLP are acting as legal counsel to Above Food. Greenberg Traurig LLP is acting as legal counsel to Bite.

About Above Food

Above Food Corp. is a differentiated, regenerative ingredient company that celebrates delicious products made with real nutritious, flavorful ingredients and delivered with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food’s consumer products and brands are available in leading grocers across Canada and the United States.

About Bite Acquisition Corp.

Bite Acquisition Corp. was a special purpose acquisition company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Bite was led by Chair and CEO, Alberto Ardura, and a team of successful industry executives, and venture capital investors who have long track records of operating business in the restaurant and food industries.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively “forward-looking information”), which are based on Above Food’s and Bite’s current internal expectations, estimates, projections, assumptions and beliefs. The use of any of the words “believe”, “estimate”, “anticipate”, “expect”, “plan”, “predict”, “outlook”, “target”, “project”, “plan”, “may”, “could”, “will”, “shall”, “should”, “intend”, “potential”, “seek”, “future”, “outlook” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters are intended to identify forward-looking information. Forward-looking information in this press release includes, but is not limited to: statements regarding the anticipated benefits of the Business Combination, particularly that the Business Combination will offer certain advantages to Above Food’s shareholders and Bite stockholders; the expectation that following completion of the Business Combination, the Above Food’s shareholders and Bite stockholders will continue to participate in the upside of the combined company; and statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. Forward-looking information is not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Above Food and Bite currently believe the expectations reflected in the forward-looking information in this press release are reasonable, but no assurance can be given that these expectations will prove to be correct, and readers should not place undue reliance on such forward-looking information. The forward-looking information in this press release is subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the expected benefits of the Business Combination are not obtained ; (iii) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (v) the risk that the Business Combination disrupts current plans and operations of Above Food as a result of the consummation of the Business Combination; (vi) failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the Business Combination; (viii) changes in applicable law or regulations; (ix) risks relating to the uncertainty of the projected financial information with respect to Above Food; (x) the outcome of any legal proceedings that may be instituted against Bite or Above Food; (xi) the effects of competition on Above Food’s future business; (xii) the ability of Bite or the combined company to issue equity or equity-linked securities or obtain debt financing; (xiii) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xiv) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xv) those factors discussed under the heading “Risk Factors” in the definitive proxy statement/prospectus filed on April 9, 2024 by New Above Food and other documents filed, or to be filed, by New Above Food with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking information. There may be additional risks that Above Food does not presently know or that Above Food currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking information.

In addition, forward-looking information reflects Above Food’s expectations, plans or forecasts of future events and views as of the date of this press release. Above Food anticipates that subsequent events and developments may cause Above Food’s assessments to change. However, while Above Food may elect to update the forward-looking information at some point in the future, Above Food specifically disclaims any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Nothing in this press release should be regarded as a representation by any person that the forward-looking information set forth herein will be achieved or that any of the contemplated results of such forward-looking information will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking information. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Business Combination, on April 9, 2024, Bite and New Above Food each filed with the SEC a definitive proxy statement/prospectus (the “proxy statement/prospectus”), which was mailed to holders of Bite's common stock in connection with Bite’s solicitation of proxies for the vote by Bite’s stockholders regarding the Business Combination and related matters. Bite’s stockholders approved the Business Combination on April 29, 2024 and Above Food's shareholders approved the Business Combination on June 7, 2024. INVESTORS AND SECURITY HOLDERS OF NEW ABOVE FOOD ARE URGED TO READ THE REGISTRATION STATEMENT FILED BY NEW ABOVE FOOD, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF BITE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BITE, NEW ABOVE FOOD, ABOVE MERGER SUB, INC., THE COMPANY AND THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Bite or New Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bite will be available free of charge on Bite’s website at https://www.biteacquisitioncorp.com or upon written request to Bite by emailing alberto@biteacquisitioncorp.com. Copies of the documents filed with the SEC by New Above Food will be available free of charge on New Above Food’s website at https://abovefood.com or by contacting New Above Food’s Investor Relations Department at 2305 Victoria Ave #001, Regina, Saskatchewan, Canada, S4P 0S7.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com